Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
Date: 28 September 2012

Note: The filing of the information below under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

BAE Systems plc has issued the following information to its employees following the issue of an announcement on 12 September 2012 confirming that BAE Systems and EADS N.V. are in discussions regarding a possible combination of their businesses.

Extract from the blog of Nigel Whitehead, Group Managing Director, Programmes and Support, BAE Systems plc to employees:

High performance teams at their best

Naturally, the UK and international press continue to speculate about our potential deal with EADS. Our Comms teams have been working hard to provide factual background information about the nature of our industry and, working within stock market regulations, to explain why we think this would be a good deal.  The conjecture in the press is inevitable but, at the end of the day, we have a process to run through which takes time.  Discussions have been initiated with a range of governments about the implications of the potential combination and any agreement on the terms of such a combination would require approval by the boards of EADS and BAE Systems.  We are all concentrating on business as usual whilst this is being pursued.

It seems to me that everyone is really energised at the moment, perhaps because of the deal that we are pursuing. It is at times like this that you see high performance teams at their best.

BAE Systems Australia has issued the following information to trade union representatives following the issue of an announcement on 12 September 2012 confirming that BAE Systems and EADS N.V. are in discussions regarding a possible combination of their businesses.

Communication from BAE Systems Australia Human Resources leads to Trade Unions:

As you know EADS NV and BAE Systems PLC are discussing a possible combination of the two businesses.  At this stage, market regulations constrain the company in what it is permitted to say about the discussions.

You may have seen from the announcement on 12 September that by 10 October 2012 the two companies will have to announce a transaction or announce that they no longer intend to proceed with a transaction.  Alternatively, they can seek an extension to allow further discussions to take place.

What would this mean for Australia? Overall, the two companies’ business operations here tend to be complementary with limited overlap. The two companies believe that the combined business worldwide would benefit from the balance between commercial aerospace markets and defence and security markets.

As and when the legal constraints allow, the company will continue to communicate with you and our employee representatives and I will provide you with additional information.

This communication does not constitute an announcement of a firm intention to make an offer under Rule 2.7 of the City Code on Takeovers and mergers.  There can be no certainty that a transaction will be implemented.

Not for release or publication or distribution, directly or indirectly (in whole or in part) in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of any jurisdiction.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”), or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS N.V. or BAE Systems plc, as applicable, and that will contain detailed information about EADS N.V. and BAE Systems plc and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS N.V. or BAE Systems plc, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS N.V. and BAE Systems plc shareholders by EADS N.V. and BAE Systems plc and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems plc securities or of EADS N.V. securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.